

September 13, 2011

<u>Via E-Mail</u>
Herman Yu
Chief Financial Officer
SINA Corporation
37F, Jin Mao Tower
88 Century Boulevard, Pudong
Shanghai, 200121 China

  Re: SINA Corporation
     Form 20-F for the Fiscal Year Ended December 31, 2010
     Filed May 31, 2011
     File No. 000-30698

Dear Mr. Yu:

  We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 20-F for the Fiscal Year Ended December 31, 2010</u>

<u>Item 3D. Risk Factors</u>

<u>"Our business may be adversely affected if we cannot obtain an online payment service license," page 18</u>

1. We note your discussion beginning on page 18 with regards to obtaining an online payment service license as specified by the Peoples Bank of China, which may require you to obtain a license by September 1, 2011 in order for the company to continue providing monetary transfer services. Please tell us the status of your license application. To the extent that you believe you will be unable to obtain the license by the required deadline, tell us what impact that may have on your financial condition, results of operations or cash flows and how you considered disclosing such information to your investors.

Item 5. Operating and Financial Review and Prospects

Critical Accounting Policies, Judgments and Estimates, page 50

2.   Given your risk factor disclosures regarding the risks and uncertainties of doing business through VIE contractual arrangements along with the various factors considered when consolidating such entities, tell us your consideration to include a discussion of your consolidation policy in your critical accounting policy disclosures.

Operating Results, page 56

3.   We note from your disclosures on page 50 that your advertising revenues may be impacted by your ability to attract a larger audience to your network and your ability to attract new advertisers and increase the average spending of your existing advertisers. Considering the apparent correlation between your user base and advertising revenues, tell us your consideration to include a quantified discussion regarding the changes in your user base and explain the relationship of this metric to the changes in your advertising revenues.   In addition, tell us how you considered disclosing the number of advertisers during each period and the average spend per advertiser. We refer you to Item 5.A.1 of Form 20-F, SEC Release 33- 8350 and Section III.D of SEC Release 33-6835.

4.   In your response to comment 3 in your letter dated January 29, 2009, you indicated you would provide additional disclosure in future filings that quantified the impact an increase in rebates to your largest advertising agencies would have on your revenue growth, however, it appears that you have not provided such disclosure. Considering the significance of rebates to total advertising revenues, tell us why you have not included this discussion as previously indicated. In this regard, as noted in our prior comment, it appears that your current disclosures do not provide investors much insight into the trends and uncertainties of these rebates and their impact on your revenues. We refer you to SEC Release 33-8350.

5.   In addition, tell us the amount of sales rebates for each period presented and explain any material fluctuations between years. Also, tell us your consideration to include a discussion of the impact sales rebates have had on your historical advertising revenues for each period presented. In this regard, we note your response to comment 2 in your letter dated February 18, 2009, where you indicated that the company believed information regarding advertising sales rebates was "highly competitively sensitive information." However, we further note that several of your named competitors disclose advertising agency commissions paid and the impact of such commissions on their advertising revenues. Explain further why you believe this is sensitive information or tell us your consideration to include such disclosures in future filings.

6.   You state on page 57 that the policy changes made by the operators in China have significantly reduced your ability to acquire new MVAS subscribers and increased the churn rate of your existing monthly MVAS subscribers. To the extent that the number of subscribers and churn

rates are key indicators used by management in monitoring your MVAS business, tell us how you considered disclosing the number of MVAS subscribers at each period end date, including a breakdown of new versus existing subscribers and tell us your consideration to disclose the churn rate for each period presented. If you do not believe these are key metrics, then please explain why. We refer you to Item 5.A.1 of Form 20-F, SEC Release 33- 8350 and Section III.D of SEC Release 33-6835.

Liquidity and Capital Resources, page 62

7.   We note your disclosure on page F-29 regarding the restrictions placed on your PRC subsidiaries and VIEs as it relates to their ability to pay dividends to the company and their requirement to set aside profits for statutory reserves. Please expand your liquidity disclosures in future filings to include a discussion regarding these restrictions and disclose in quantified terms the amount of net assets of your PRC subsidiaries and VIEs that are currently restricted and not available for distribution to the company and the amounts that are free of restriction. Also, tell us and disclose any significant differences between accumulated profits as calculated pursuant to PRC accounting standards and regulations as compared to accumulated profits as presented in your financial statements. In addition, we note from your risk factor disclosures on page 24 that the Chinese government imposes controls on the convertibility of the RMB into foreign currencies and the remittance of currency out of China in certain cases, which may restrict your PRC subsidiaries and consolidated affiliated entities from remitting sufficient foreign currency to pay dividends to the company. Please revise your disclosures to explain what impact such restrictions may have on the flow of cash from your PRC entities and how this may impact your operations and liquidity. Please include in your response your proposed revised disclosure. We refer you to Item 5.B.1.(b) of Form 20-F.

Item 18. Financial Statements

Notes to Consolidated Financial Statements

Note 2. Significant Accounting Policies

Consolidation, page F-7

8.   We note your disclosures on page F-7 regarding the total assets and total liabilities of your consolidated VIEs. Tell us your consideration to also include quantitative information regarding the company's involvement with each of your VIEs in terms of revenues, costs and income. We refer you to ASC 810-10-50-2AA.

9.   Please tell us how your footnote disclosures address the types and nature of the risks associated with the contractual arrangements with your VIEs and the potential impact on your operations. For example, we note your risk factor disclosures beginning on page 16 regarding the risks involved in conducting your operations through contractual arrangements and the uncertainties in the PRC legal system should you need to enforce such arrangements. Tell us how you

considered including a discussion of such risks in your financial statement footnote disclosures pursuant to ASC 810-10-50-2.

10. We note your general discussion on page 75 of the various contractual agreements between the company and your VIEs. Tell us how you considered including a more detailed discussion of your VIE agreements (i.e. Business Cooperation Agreement, Technical Services Agreement, E-commerce Cooperation Agreement, Advertising Publication and Cooperation Agreement, Share Pledge Agreements, etc.). In this regard, including footnote disclosures regarding the specific terms of the agreements considered in your consolidation analysis, such as the length of the contract, the remaining term of the arrangement, renewal provisions, penalty provisions, etc., would provide investors with a better understanding as to why you believe you are the primary beneficiary of these entities and how you concluded that it is appropriate to consolidate these entities. In addition, explain further your reference to "substantially all net income of the VIE" in your consolidation footnote. Please include your proposed revised disclosure in your response.

Revenue Recognition, page F-10

11. We note that advertising arrangements involving multiple deliverables are broken down into single-element arrangements based on their relative fair value for revenue recognition purposes. Please tell us what percentages of your arrangements have multiple elements. Please describe the various elements included in a typical multiple element advertising arrangement and explain further how you determine fair value for each element. Also, tell us your consideration to include a discussion of the methodologies used to establish fair value in your financial statement footnote disclosures.

Cost of Revenues, page F-12

12. We note that cost of revenues includes fees paid to third parties for content. Please describe further the type of content purchased. Also, tell us how you account for your content costs and cite the specific accounting guidance relied upon. In addition, tell us the amount of content costs incurred for each period presented.

Note 3. Equity Investment

Equity Investment in CRIC, page F-15

13. Explain further how you determined the fair values for the company's 66% equity interest in COHT and the License Agreements granted in connection with the CRIC transaction. Please describe the methodologies and significant assumptions used in your valuation analysis for each. Also, please cite the specific guidance you considered in accounting for this transaction.

Note 16. Commitments and Contingencies, page F-30

14.   You state that as of December 31, 2010, to the company's knowledge there were no legal or
        arbitration proceedings that may have significant effects on your financial position or
        profitability.   Please clarify what you mean by "significant effects" and tell us how you
        determined whether such matters are material to all of your financial statements. Also, clarify
        whether your disclosure took into consideration all claims, lawsuits, investigations and
        proceedings, including unasserted claims, which are probable of being asserted. In addition, if
        there is at least a reasonable possibility that a loss exceeding amounts already recognized may
        have been incurred, in your next periodic filing, please either disclose an estimate (or, if true,
        state that the estimate is immaterial in lieu of providing quantified amounts) of the additional
        loss or range of loss, or state that such an estimate cannot be made. Please include your
        proposed disclosures in your response. We refer to ASC 450-20-50.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the
filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all
applicable Exchange Act rules require. Since the company and its management are in possession of all
facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the
disclosures they have made.

        In responding to our comments, please provide a written statement from the company
acknowledging that:

   •   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

   •   staff comments or changes to disclosure in response to staff comments do not foreclose the
        Commission from taking any action with respect to the filing; and

   •   the company may not assert staff comments as a defense in any proceeding initiated by the
        Commission or any person under the federal securities laws of the United States.

        You may contact Megan Akst at (202) 551-3407 if you have questions regarding comments on
the financial statements and related matters. Please contact me at (202) 551-3499 with any other
questions.

                                            Sincerely,

                                            /s/ Kathleen Collins

                                            Kathleen Collins
                                            Accounting Branch Chief